Delisting Determination,The Nasdaq Stock Market, LLC,
July 31, 2007, Urigen Pharmaceuticals,Inc. FKA Valentis,
Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Urigen Pharmaceuticals, Inc. FKA
Valentis, Inc. (the Company), effective at the opening of business on August 10, 2007.
Based on a review of the information
provided by the Company, Nasdaq Staff determined that the Company no longerqualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(02); 4310(c)(24) and because it raised public interest concerns under Marketplace Rule 4300. The Company was notified of Staffs determinations on January 8, 2007 and February 21, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(02), 4310(c)(04) and 4300. The Company was notified of the Panels decision on May 17, 2007 and trading in the Companys securities was suspended on May 21, 2007. The Company did not request a review of the Panels decision by the Nasdaq
Listing and Hearing Review Council and the Listing
Council did not call the matter for review. The Panels Determination to delist the Company became final on July 2, 2007.